Exhibit 99.2

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Rio Tinto plc AGM, 18 April 2013

Address by the Chairman

London, 18 April 2013

JAN DU PLESSIS

CHAIRMAN, RIO TINTO

Introduction

Good morning ladies and gentlemen.

It is a pleasure to welcome you to Rio Tinto's Annual General Meeting here in the Queen Elizabeth the Second Conference Centre in London.

I would also like to take the opportunity to welcome those of our shareholders from around the world who are following today's proceedings via webcast.

As you have heard, this year marks Rio Tinto's 140th year of operation, since we were incorporated on the 29th of March 1873.

We have come a long way from our humble beginnings, as a small copper mine on the Rio Tinto, or red river, in Spain.

We now present before you today as a world-leading mining and metals company.

As you all know, safety is vitally important at Rio Tinto - and central in all parts of our business, not just our mines.

So, before we continue with the meeting, I will ask you all to listen carefully to the following safety briefing.

(QE II Conference Centre safety announcement)

Thank you for your attention to that announcement.

All your directors are present at today's meeting, either in person or via video link.

May I extend a remote, but nonetheless warm welcome, to Mike Fitzpatrick and Richard Goodmanson who, as has now become our custom, join us today by video link from Melbourne.

It is also my great pleasure to introduce Sam Walsh as the new chief executive of Rio Tinto.

Sam brings to the role a wealth of experience - from both outside and within the industry.

He is a highly capable executive, who has made a significant contribution to Rio Tinto in his 21 years at the company, including leading the phenomenally successful iron ore business for the past eight years, and as an executive director and Board member since 2009.

Sam has hit the ground running since he was appointed chief executive in January this year, and both the Board and I are fully supportive of his drive to pursue greater value for you, our shareholders.

Cont.../

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In March of this year, we also announced the appointment of Chris Lynch as our new chief financial officer, following Guy Elliott's decision to retire from the company at the end of this year.

Chris is a high-calibre addition to the executive team with a strong pedigree of board, mining and financial experience.

He has been a non-executive director of Rio Tinto since September 2011.

His career has included seven years at BHP Billiton, where he was chief financial officer and ran the Carbon Steel Materials division. Prior to that, he spent 20 years with Alcoa.

I am confident the appointments of both Sam and Chris will provide the leadership and impetus to fully capitalise on the strong underlying fundamentals of our business and drive it to higher levels of performance.

Strong underlying fundamentals

Turning to last year, the business performed well in 2012, generating strong cash flows and delivering underlying earnings of 9.3 billion US dollars.

Although lower than 2011, principally due to lower commodity prices, these results demonstrate the quality of our assets and the sustainable cash-generating abilities of our business.

However, we also reported impairments of 14.4 billion US dollars, mainly relating to our Aluminium and Mozambican coal assets.

The aluminium market deteriorated further in 2012, whilst the strong Australian and Canadian dollars did nothing to relieve cost pressures in this business.

These factors, coupled with high energy and raw material costs, substantially reduced market valuations across the aluminium industry worldwide, which necessitated an impairment charge of 11 billion US dollars.

In Mozambique, the development of infrastructure to support the undeveloped coal assets is more challenging than initially anticipated.

Combined with downward estimates of recoverable coking coal volumes, this has led to a reassessment of the overall scale and ramp up schedule of that project, resulting in an impairment charge of 2.9 billion US dollars.

These impairments, which are deeply disappointing, led to a net loss for the year of three billion US dollars.

As a result of the impairments, in particular those relating to Rio Tinto Coal Mozambique, by mutual agreement with the Rio Tinto board, Tom Albanese stood down as our chief executive.

In doing so, he recognised his accountability, as chief executive, for all aspects of the business.

On behalf of the board, I would like to acknowledge Tom's contribution and dedication to the company over almost 20 years of service and wish him well for the future.

Global aluminium industry under pressure

Almost six years have passed since the announcement of the Alcan acquisition in early July 2007.

In hindsight, this transaction was not only badly timed at the top of the market, but major structural changes over the last year or two have put the global aluminium industry under tremendous pressure.

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In retrospect, we therefore have to acknowledge that the acquisition has had a significant negative impact on shareholder value and, as our owners, you have every right to expect that we do better.

However, without in any way wishing to downplay the adverse impact of the Alcan acquisition, I also feel it is important that we retain a balanced perspective of your company's overall performance over the period of almost six years since the acquisition was first announced.

Indeed, in terms of total shareholder returns, an analysis of the company's performance over the period of 6 years to last Friday, shows that we have out-performed both the HSBC Global Mining Index and the FTSE All Share Mining Index by a significant margin.

Your board remains committed to pursuing greater value and sustainable returns for our shareholders over the long term.

We are confident that Sam will lead a renewed and focused organisation to do just this, and we are working closely together to achieve this objective.

Disciplined capital management

The board aims to invest only in the best opportunities to deliver attractive returns that are well above our cost of capital.

Clearly, there was a need for greater discipline across our business, particularly in the way we manage and allocate capital.

Under Sam's leadership, we are strengthening our systems in this area, and introducing greater accountability for decision-making across the organisation.

Our commitment to a strong balance sheet and our aim of retaining a single A credit rating, ensure discipline and flexibility in our investment approach, helping us to build a robust and strongly-performing business over the long-term.

Your Board's confidence in the long-term prospects of our business is reflected in the 15 per cent increase in our annual dividend that we announced in February, as part of our 2012 results.

Other board focus areas in 2012

Let me now move on to talk about some of the other areas of focus for the Board in 2012.

In June, the Board approved a 3.7 billion US dollar expansion of port and rail infrastructure at our Pilbara Iron Ore operations in Western Australia.

This commitment, together with our other expansion plans, underlines our strategy to invest in tier 1 assets that will generate the most attractive returns and are resilient under any probable macroeconomic scenario.

On a slightly different scale, but also promising, is our Richards Bay mineral sands business in South Africa which the board visited in 2012.

In September, we invested a further 1.7 billion US dollars in our titanium dioxide portfolio by doubling our stake in Richards Bay Minerals to 74 per cent.

During 2012, considerable time was also spent engaging with investors on a wide range of issues, including executive remuneration.

Our Remuneration Committee has taken a fresh look at our reward structures keeping in mind the current interest in the subject of executive pay, and evolving practice.

Our aim is to strike an appropriate balance between executive attraction, motivation and retention, and the Group's overall performance.

Our Remuneration Committee chairman, John Varley, will speak briefly on this later in proceedings.

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Leadership is critical at all levels of the company - at board level, at executive level, and throughout the business.

We are committed to effective succession planning at both the board and executive level.

As chairman, my goal is to make sure the board combines a diverse blend of skills and international experience, to support our aim of creating enduring shareholder value.

In July 2012, Guy Elliott announced his intention to retire from Rio Tinto after more than 30 years with the Group.

He steps down as chief financial officer at the conclusion of this meeting, when he hands over to Chris Lynch.

I would like to take this opportunity to thank Guy for his tremendous contribution over his many years with the company and wish him all the best for the future.

Guy will continue to serve as a member of the board until the end of the year.

A consistent strategy

Your Board's role is to look after your interests and this includes over-seeing strategy development and delivery, and maintaining high standards of corporate governance.

Following our annual strategy review with the executive team last September, we reaffirmed our commitment to invest in and operate large, long-term, expandable, low-cost mines and businesses with the objective of maximising total shareholder return.

However, ongoing volatility in the global economy and major structural shifts in the sector will require improvements in the manner in which our strategy is executed.

Volatility in commodity prices is set to continue

Over the last five years we have experienced market volatility unlike anything we have ever seen before.

A graph of Iron Ore prices, over the last five years, is a good illustration of the market turbulence that we have seen, and, indeed, continue to see.

The world is now so interconnected and integrated as a global village, that if one part of the world is destabilised, there is an instant, knock-on effect on other parts.

It can be hard to navigate a business through this volatility, but steering a steady course is what we must do.

Navigating through volatility

To this end, I believe, two things remain critical:

  First, we must maintain a strong balance sheet throughout the economic cycle, in order to ensure we have the financial strength to deliver against our project commitments regardless of market volatility.

  Second, we must be low cost operators - this is vitally important if we want to become an even more profitable and sustainable business over the long term.

In delivering our strategy, we must also build on our industry-leading capabilities in stakeholder engagement, in technology and innovation, and in sustainable development.

Leading on transparency

Being a leading company means being a transparent one.

Last month, we published our Annual Taxes Paid Report, which outlined the Group's 2012 total tax contribution of 11.6 billion US dollars.

At a time when the spotlight is increasingly being trained on the tax payments made by the world's leading businesses, our Taxes Paid Report demonstrates the significant contribution Rio Tinto makes to public finances in the countries where we operate.

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For the first time this year our voluntary disclosures included information on the taxes paid to specific bodies at 'local government' level.

We believe this type of transparent disclosure assists in the fight against corruption and enhances the scope for communities and citizens to hold their governments to account.

Positive long-term prospects

So, let me close by making a few comments on the outlook for our business.

As I have just mentioned, we expect continuing volatility in the short and medium term.

However, as billions of people move from rural to urban areas over the coming decades, there will be an increased requirement for the metals and minerals we produce.

I am confident we are well placed to capitalise on the positive long-term demand for commodities and, by doing so, to create sustainable, long-term value for shareholders.

This is a great company, pursuing a consistent strategy with a renewed executive team and excellent people.

I thank all of you, our shareholders, for your support.

Ladies and gentlemen, that concludes my initial remarks, and I now have the pleasure of handing you over to our new chief executive, Sam Walsh.

Cont.../

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597

David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media

Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2000 F +44 (0) 20 7781 1800
Rio Tinto plc AGM, 18 April 2013

Address by the Chief executive

London, 18 April 2013

SAM WALSH

CHIEF EXECUTIVE, RIO TINTO

Thank you Jan. Good morning ladies and gentlemen.

It's my pleasure to address you for the first time as chief executive of our great company, Rio Tinto.

As Jan mentioned, and as you've seen through the short video at the start of proceedings, this year we celebrate our 140th year of operation.

You don't stay in business for 140 years without doing many things right.

But, during this time we have also got some things wrong and we're committed to looking at how we can improve and do things better.

Pursuing greater value for shareholders

Together with my team and our 71,000 employees around the world, I am fully committed to recapturing the essence of what this business stands for, which is delivering value to you the owners of this company.

By doing so, we are also creating value for the world at large, by producing the essential minerals and metals that make this modern life work.

Such as the materials used in construction of the buildings we live in, the mobile phones we all use and the cars we drive or the buses and trains we take.

We also supply the fundamental building blocks to the developing world: China alone is expected to need 10 trillion US dollars on imported goods over the next five years.

And, we are creating economic and social benefits for the places where we mine, and for our host communities.

We are striving to deliver sector-leading financial performance, and in doing this, we will stay true to our values and, above all, by operating safely wherever we are working in the world.

Safety

So, let me start with a few comments on safety.

Having spent eight years heading up our global Iron Ore operations, and before that working in our Aluminium and Industrial Minerals businesses, I've experienced first-hand the tragedy of employees losing their lives, or being seriously injured on the job.

Sadly, last year there were two fatalities at our managed operations at Rio Tinto Alcan in Canada and our Palabora Copper mine in South Africa.

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And this year we have tragically experienced a fatality at our La Granja project in Peru.

My thoughts and prayers are with the families and friends and colleagues impacted by these terrible tragedies.

Understanding the root cause of fatalities, and all the serious incidents at each of our sites, is key to improving our safety.

We owe it to the people who have lost their lives, and their colleagues, to get this right. And of course, this isn't about creating the right controls, systems, and processes. Ultimately, this is about people. Our people make our safety performance.

With this in mind, we have been focusing our efforts on instilling the right kind of safety culture and leadership behaviour. Our aim is to continuously improve our safety performance every day, and every year.

We have more work to do, to make sure everyone - employees and contractors - go home safe and healthy at the end of a shift.

Strong operating performance

So let me now move on to discuss our operating performance.

The pattern of market uncertainty and volatility we have experienced since the global financial crisis, continued in 2012.

Yet despite this, as mentioned by Jan, our underlying financial results were solid demonstrating our strong operational performance.

Our Iron Ore business delivered record production and shipments, following a series of debottlenecking and productivity improvements, with minimal capital investment.

This achievement is all the more remarkable given the shifts in market conditions, and the major expansion programme we have underway alongside our current operations.

Our Copper business showed a second half recovery in volumes, as grades improved at our major operations. And we had production increases in bauxite, in alumina, in thermal coal, and in titanium dioxide feedstock.

But of course, just pulling more tonnes out of the ground is not enough.

The mining sector has experienced significant cost increases in recent years, and it continues to do so.

For example, wage rates in the Australian mining sector have increased by 25 per cent since 2008, outstripping inflation by 10 per cent.

At the same time labour productivity has decreased.

Since 2008, the employee cost base of our Australian coal business has more than doubled, while coal production has increased by only 10 per cent.

So, in 2012, our management team has been focused on improving productivity at all of our businesses and reducing our costs.

We are aggressively reducing operating and support costs across all areas of the business, which I will return to in just a moment.

Investments in high value projects

In 2012, our total capital expenditure was 17.4 billion US dollars, which will be our peak year of investment.

This reflects investment in high value areas of our business in 2012: in particular the expansion of our world-leading iron ore operations in the Pilbara, and our greenfield project, Oyu Tolgoi, in Mongolia.

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We also continued investment in a number of other high quality projects during 2012, including our Simandou iron ore project in Guinea, the completion, and commissioning, of the Yarwun 2 alumina refinery in Queensland Australia, and the Cornerstone Project at Bingham Canyon, our copper mine in Utah.

On April the 10th at Bingham Canyon, we experienced a pit wall land slide which will have a significant impact on our copper production this year.

A recovery plan is being implemented to minimise the financial impact.

Based on an early assessment of information currently available, it is estimated that 2013 refined copper production at Kennecott will be approximately 100,000 tonnes less than previously anticipated.

This of course, is highly disappointing but I am heartened by the fact that not one of our employees was injured or harmed in any way during this unfortunate incident.

This is in part, due to our high tech monitoring, using ground-probing radar, our significant preparations, and the pre-emptive measures we took to ensure employee safety, prior to the slide.

As part of our approach to pursue even more value for our shareholders, we also need to continually review our portfolio, and divest assets that no longer fit with our strategy.

In 2012, we made some progress in this area with the sales of the Lynemouth Power Station; the Alcan Cable business; and the Specialty Alumina business, as well as the binding agreement reached to sell our interest in Palabora.

The year ahead

Both I, and my executive team, are fully committed to ensuring our people around the world are focused on the delivery of our strategy.

Our efforts in 2013 will be in four key areas:

•       reducing costs and improving performance at all of our operations

•       delivering approved growth projects

•       strengthening capital allocation and discipline

•       and divesting assets that are not core to our strategy.

We are making good progress in all of these areas, but you will appreciate there is a lot more that we need to do.

Delivering on our promises

Focussing on costs, we are targeting cumulative cost savings of 5 billion US dollars, over the next two years, when we compare this to 2012.

This will be achieved through a relentless focus on cost reduction and productivity improvement across all aspects of our business.

We are on track to deliver our Iron Ore expansion plans in the Pilbara, and our Oyu Tolgoi project is due for production in the first half of the year, although this will depend on the on-going discussions with the Government of Mongolia, where constructive progress is being made.

To strengthen our capital allocation, we have bolstered our existing Investment Committee controls and procedures.

This will ensure that we thoroughly scrutinise all capital allocation decisions, that we invest only in projects that deliver returns well above our cost of capital, and so deliver greater value for you, our shareholders.

And at every turn, we will evaluate the alternative uses for cash

•     between disciplined investment,

•     strengthening our balance sheet,

•     and cash returns to shareholders.

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We are targeting significant cash proceeds from divestments, and are reviewing a number of potential non-core assets for divestment, in addition to those we've already announced such as Pacific Aluminium and Diamonds.

We are working flat out to deliver our commitments.

Building a stronger, more focused and accountable business

To help us do this, in a sustainable way, my aim is to build a stronger, more focused and accountable business.

Transformational leadership starts with me and my executive team.

I have the buy-in and I have the support from my team as we progress on this journey.

Earlier this year, I streamlined the Executive Committee from 11 to nine members, and this included the appointment of Jean-Sébastien Jacques as chief executive of the Copper business and Andrew Harding has moved across to head up Iron Ore.

And, as Jan mentioned, I am very pleased to have Chris Lynch join us as chief financial officer.

I am confident we have a strong executive team, fully aligned around the need to pursue greater shareholder value.

To support the delivery of our objectives, we have strengthened the alignment of our short-term incentive plan structures across the Group.

My team's performance measures now have a greater individual and Group focus on the delivery of cost reductions and productivity improvements which cascades through the business.

We are also de-layering the organisation to improve efficiency and accountabilities, as well as looking at our operating model to determine what work gets done where.

It is imperative, though, that while we transform the business we remain absolutely true to our values teamwork, integrity, respect and accountability wherever we operate around the world.

In a volatile world we need to be more responsive and nimble in the way that we manage the business.

Over my long career, I have learnt that you need to plan to respond to market changes.

It is equally important to remain true to company values which will ultimately underpin the sustainability of a company's business model.

A clear direction

Over the longer term, my vision is to build a company that is greatly admired and respected.

A company that is even more attractive to investors, a company that customers, suppliers, governments and communities want to partner with, and a company that employees and shareholders are proud to be part of.

This will enable us to capitalise on the positive long term demand trends for our business.

Delivering value for the next 140 years

So, let me close as I started.

We have been around for 140 years, we are a long term business, and we want to be a sustainable business, delivering value for the next 140 years and beyond.

But, to do this I realise we need to gain the full confidence of our shareholders in our investment decisions, and deliver on our promises.

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We have a solid plan to do just this, with a renewed and strong leadership team, supported by outstanding people all around the world.

I would like to thank all of our employees for their commitment during some testing times.

Pursuing greater value for our shareholders

I would also like to thank Jan and the Board for the confidence they have placed in me to lead this business.

Please be assured I will deliver and I will improve our business with the single-minded aim of pursuing long term value for you, our shareholders.

Thank you.

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

For further information, please contact:

Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
Office: +44 (0) 20 7781 1152	Office: +44 (0) 20 7781 1178
Mobile: +44 (0) 7920 503 600	Mobile: +44 (0) 7917 576 597

David Outhwaite	David Ovington
Office: +44 (0) 20 7781 1623	Office: +44 (0) 20 7781 2051
Mobile: +44 (0) 7787 597 493	Mobile: +44 (0) 7920 010 978

Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Australia / Asia	Investor Relations, Australia

David Luff	Christopher Maitland
Office: +61 (0) 3 9283 3620	Office: +61 (0) 3 9283 3063
Mobile: +61 (0) 419 850 205	Mobile: +61 (0) 459 800 131

Bruce Tobin
Office: +61 (0) 3 9283 3612
Mobile: +61 (0) 419 103 454

Media Relations, Canada	Investor Relations, North America

Bryan Tucker	Jason Combes
Office: +1 (0) 514 848 8151	Office: +1 (0) 801 204 2919
Mobile: +1 (0) 514 825 8319	Mobile: +1 (0) 801 558 2645

Website:	www.riotinto.com
Email:	media.enquiries@riotinto.com enquiries.mediaaustralia@riotinto.com
Twitter:	Follow @riotinto on Twitter

High resolution photographs and media pack available at: www.riotinto.com/media